OMB Approval
OMB Number: 3235-0157
Expires: June 30, 2025
Estimated average burden hours per response: 5.2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Form N-8F

Application for Deregistration of Certain Registered Investment Companies. Instructions for using Form N-8F
This form may be filed by an investment company (“fund”) that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 (“Act”), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1.To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270. 8f-l]:

(a)The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund (“Merger”);

(b)The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs (“Liquidation”);

(c)The fund qualifies for an exclusion from the definition of “investment company” under section 3(c)(1) or section 3(c)(7) of the Act (“Abandonment of Registration”); or

(d)The fund has become a business development company (“Business Development Company”).

2.If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3.This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4.Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.No fee is required to submit this form or any amendments.

SEC1691 (9-10) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6.Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30bl-1]; Form N-SAR [17 CFR 274.101].

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 5.2 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

I.General Identifying Information

1.Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ] Merger

[X] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.Name of fund: CGM Trust (the “Fund” or "Registrant")

3.Securities and Exchange Commission File No.: 811- 00082

4.Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
[X] Initial Application    [ ] Amendment

5.Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o Capital Growth Management
One International Place, 45th Floor
Boston, MA 02110

6.Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Barry Hurwitz
Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110
617-951-8267

7.Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-l, .31a-2]:

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 31a-2 for the periods specified in those rules.

State Street Bank & Trust Company
One Iron Street
Boston, MA 02210
Attn: Doug Minasian
617-662-9719

SS&C Technologies, Inc.
200 Crown Colony Drive
Quincy, MA 02169
Attn: Amy Meehan
785-661-2351

Capital Growth Management Limited Partnership
One International Place 45th Floor
Boston, MA 02110
Attn: Kathleen S. Haughton
617-816-1545

Morgan Lewis & Bockius
One Federal Street
Boston, MA 02110
Attn: Barry Hurwitz
617-951-8267

8.Classification of fund (check only one): [X] Management company;
[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.Subclassification if the fund is a management company (check only one):
[X] Open-end     [ ] Closed-end
10.State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Capital Growth Management Limited Partnership
One International Place, 45th Floor
Boston, MA 02110

12.    Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None. The Fund has acted as self-distributor of shares of its series in accordance with Rule 12b-1 under the Act and Section 10(d) of the Act.

13.If the fund is a unit investment trust (“UIT”) provide: N/A

(a)Depositor’s name(s) and addressees):

(b)Trustee’s name(s) and address(es):

14.Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes    [X] No
If Yes, for each UIT state:
Name(s):

File No.: 811-     Business Address:
15.(a)    Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes    [ ] No

If Yes, state the date on which the board vote took place: 9/28/22

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ] Yes    [X] No

If Yes, state the date on which the shareholder vote took place: If No, explain:
No shareholder vote was required under the Act, the applicable laws of the Commonwealth of Massachusetts or the Fund’s governing documents.

II.Distributions to Shareholders

16.Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes    [ ] No

(a)If Yes, list the date(s) on which the fund made those distributions: 11/30/22

(b)Were the distributions made on the basis of net assets?
[X] Yes    [ ] No

(c)Were the distributions made pro rata based on share ownership?
[X]    Yes    [ ] No

(d)If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)Liquidations only:
Were any distributions to shareholders made in kind? [ ]    Yes    [X] No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.Closed-end funds only:

Has the fund issued senior securities? [ ]    Yes    [ ] No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.Has the fund distributed all of its assets to the fund's shareholders?
[X]    Yes    [ ] No
If No,

(a)How many shareholders does the fund have as of the date this form is filed?

(b)Describe the relationship of each remaining shareholder to the fund:

19.Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[X] Yes    [ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

The Registrant has engaged the abandoned and unclaimed property group of Ryan, LLC to attempt to locate shareholders who have not received and cashed distribution checks and, as necessary, to escheat unclaimed distributions in accordance with applicable state law.

III.Assets and Liabilities

20.Does the fund have any assets as of the date this form is filed?

(See question 18 above) [ ]    Yes    [X] No If Yes,
(a)Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)Why has the fund retained the remaining assets?

(c)Will the remaining assets be invested in securities?
[ ]    Yes    [ ] No

21.Does the fund have any outstanding debts (other than face-amount certificates if the fund is
a face-amount certificate company) or any other liabilities? [ ]    Yes    [X] No
If Yes,

(a)Describe the type and amount of each debt or other liability:

(b)How does the fund intend to pay these outstanding debts or other liabilities?

IV.Information About Event(s) Leading to Request For Deregistration

22.(a)    List the expenses incurred in connection with the Merger or Liquidation:

(i)Legal expenses: $170,184

(ii)Accounting expenses: $12,000

(iii)Other expenses (list and identify separately):
Transfer Agent $579,939
Printing $ 72,421
Blue Sky $ 3,183
Insurance $148,689

(iv)Total expenses (sum of lines (i)-(iii) above): $986,416

(b)How were those expenses allocated?

The liquidation expenses were allocated between the three series of the Registrant (the "CGM Funds"), based on an appropriate allocation method (e.g., pro rata according to each CGM Fund's assets or accounts or divided equally for each fund) depending on the specific type of expense. Once the expenses exceeded the reserve established by the Board of Trustees of the Registrant in connection with the liquidation, the remainder of expenses were paid by Capital Growth Management Limited Partnership, the investment adviser to each of the CGM Funds.

(c)Who paid those expenses?

$807,108 of expenses incurred in connection with the liquidation were paid by the CGM Funds and the remaining $179,308 of expenses incurred in connection with the liquidation were paid by Capital Growth Management Limited Partnership.

(d)How did the fund pay for unamortized expenses (if any)? N/A

23.Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes    [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.Conclusion of Fund Business

24.Is the fund a party to any litigation or administrative proceeding?
[X] Yes    [ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

Capital Growth Management LP (“CGM”), investment adviser to each of the CGM Funds, received notice that it had been named as a defendant in the matter of Opioid Master Disbursement Trust II, v. Argos Capital Appreciation Master Fund LP, et. al. filed in the United States Bankruptcy Court for the District of Delaware, case number 20-12522(JTD) (the “Action”). It is anticipated that two of the CGM Funds, CGM Mutual Fund and CGM Focus Fund (the “Subject Funds”), will also be named as a defendants.

The Action seeks to recover, for the benefit of opioid victims and other creditors of Mallinckrodt plc (“Mallinckrodt”), funds that Mallinckrodt is alleged to have wrongfully transferred to its equity owners in exchange for no value at a time when Mallinckrodt was deeply insolvent. Between 2015 and 2018, Mallinckrodt completed buybacks on the open market of its shares which the plaintiff alleges to have been worthless, and the plaintiff seeks to recoup sales proceeds received by those that sold Mallinckrodt shares in the open market to Mallinckrodt during the specified period. The Subject Funds believe that they have valid defenses against the plaintiff’s claims.

The Board of Trustees of the Registrant voted to liquidate the CGM Funds (including the Subject Funds) on September 28, 2022, the Notice of the Action was received on October 17, 2022, and the Subject Funds ceased operations on November 30, 2022 (the "Liquidation Date"). Each Subject Fund established a reserve (the “Reserves”) in an amount believed to be sufficient to cover its potential liabilities and expenses reasonably expected to be incurred by the Subject Fund in connection with the Action. Each Subject Fund’s Reserve represented less than 0.5% of the assets of the Subject Fund.

In order to facilitate the dissolution of each Subject Fund, the Board of Trustees of the Registrant established a liquidating trust for each Subject Fund (the “Liquidating Trusts”) for the purpose of resolving any claims against the Subject Funds and paying costs and expenses of the Subject Funds arising in connection with the Action. On the Liquidation Date, the Reserves were transferred to the Liquidating Trusts, and the shareholders of each Subject Fund were paid a liquidating distribution in the amount of the Subject Fund’s net asset value.

The Reserves held by the Liquidating Trusts are held in cash accounts with the Subject Funds’ custodian and are not being invested in securities. Following payment by the Liquidating Trusts of any liabilities and expenses incurred on behalf of the Subject Funds in connection with the Action, any remaining portions of the Reserves are to be distributed on a pro rata basis to shareholders of record of the Subject Funds as of the Liquidation Date.

25.Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes    [X] No

If Yes, describe the nature and extent of those activities:

VI.Mergers Only

26.(a) State the name of the fund surviving the Merger:

(b)State the Investment Company Act file number of the fund surviving the Merger: 811-_________

(c)If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of CGM Trust, (ii) he or she is the President of CGM Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ David C. Fietze